UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1/A)*1

Kirby Corporation
(Name of Issuer)

Common Stock, $.10 par value per share
(Title of Class of Securities)

497266106
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This filing amends and replaces in its entirety Amendment No. 1 originally filed on February 13, 2019.

1	Name of Reporting Person Hushang Ansary
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,618,598
	6	Shared Voting Power 802,290[1]
	7	Sole Dispositive Power 1,618,598
	8	Shared Dispositive Power 802,290[1]

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,420,888[1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.0%[1,2]
12	Type of Reporting Person (See Instructions) IN

1 Does not include 1,047,091 shares of Common Stock of Kirby Corporation (the “Common Stock”) held indirectly by Ennia Caribe Holding N.V., an entity in which Mr. Ansary indirectly owns a controlling equity interest. See Item 4. Were these 1,047,091 shares of Common Stock included as being beneficially owned by Mr. Ansary, (i) the total number of shares over which Mr. Ansary would have shared voting power and shared dispositive power would increase to 1,849,381, (ii) the aggregate number of shares beneficially owned by Mr. Ansary would increase to 3,467,979 and (iii) the percent of the class of Common Stock beneficially owned by Mr. Ansary would increase to 5.8%.

2 The ownership percentages included in this Schedule 13G are based on 59,866,000 shares of Common Stock outstanding as of November 2, 2018, as reported in Kirby Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018.

2

1	Name of Reporting Person Parman Capital Group LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.
	6	Shared Voting Power 802,290
	7	Sole Dispositive Power Not applicable.
	8	Shared Dispositive Power 802,290

9	Aggregate Amount Beneficially Owned by Each Reporting Person 802,290
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.3%
12	Type of Reporting Person (See Instructions) OO

3

1	Name of Reporting Person Parman Enterprises LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.
	6	Shared Voting Power 802,290
	7	Sole Dispositive Power Not applicable.
	8	Shared Dispositive Power 802,290

9	Aggregate Amount Beneficially Owned by Each Reporting Person 802,290
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.3%
12	Type of Reporting Person (See Instructions) OO

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Item 1 (a)	Name of Issuer Kirby Corporation
Item 1 (b)	Address of Issuer's Principal Executive Offices: 55 Waugh Drive, Suite 1000 Houston, TX 77007
Item 2 (a)	Name of Person Filing: (i) Hushang Ansary (ii) Parman Capital Group LLC (iii) Parman Enterprises LLC (f/k/a Stewart & Stevenson LLC)
Item 2 (b)

Address of Principal Business Office:

(i) c/o Parman Enterprises LLC

1000 Louisiana, Suite 3700

Houston, TX 77002

(ii) 1000 Louisiana, Suite 3700
Houston, TX 77002

(iii) 1000 Louisiana, Suite 3700

Houston, TX 77002

Item 2 (c)	Citizenship: (i) United States of America (ii) United States of America (iii) United States of America
Item 2 (d)	Title of Class of Securities: Common Stock, $.10 par value per share
Item 2 (e)	CUSIP Number: 497266106
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

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Item 4

Ownership:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing person.

Mr. Ansary holds directly 1,618,598 shares of Common Stock. The number of shares reported herein as beneficially owned by Mr. Ansary excludes 395,921 shares of Common Stock owned by his wife and Mr. Ansary disclaims beneficial ownership of those shares.

Parman Enterprises LLC holds directly 802,290 shares of Common Stock, which are currently being held by an indemnity escrow agent to satisfy any indemnity obligations of Parman Enterprises LLC under the Purchase and Sale Agreement dated as of June 13, 2017 between Stewart & Stevenson LLC (n/k/a Parman Enterprises LLC), as seller, and Kirby Corporation, as buyer, as amended; any transfer of the 802,290 shares of Common Stock prior to the termination of the escrow arrangement requires the consent of Kirby Corporation. Parman Enterprises LLC is controlled by Parman Capital Group LLC, which is controlled by Mr. Ansary. Parman Capital Group LLC does not directly hold any shares of Common Stock. Mr. Ansary is, and Parman Capital Group LLC may be, deemed to be the beneficial owner of the 802,290 shares of Common Stock held by Parman Enterprises LLC, through their indirect controlling interest in Parman Enterprises LLC.

Mr. Ansary owns a controlling equity interest in Parman International B.V., a private investment company organized under the laws of Curacao (“Parman International”) and, indirectly, in Parman International's wholly-owned subsidiary Ennia Caribe Holding N.V., a private company organized under the laws of Curacao (together with its various direct and indirect subsidiaries,  the "ECH Group"). Pursuant to legal proceedings related to certain members of the ECH Group instituted in Curacao (and related proceedings in New York) that are being contested by Parman International, among other things, neither Mr. Ansary nor Parman International has the ability, directly or indirectly, to take any action with respect to the disposition of, or voting with respect to, any shares of Common Stock held by any member of the ECH Group. A brokerage account statement filed in connection with the proceedings referenced above indicates that 1,047,091 shares of Common Stock are held by a member of the ECH Group. Inasmuch as, pursuant to the proceedings referenced above, neither Mr. Ansary nor Parman International has ability, directly or indirectly, to take any action with respect to the disposition of, or voting with respect to, any shares of Common Stock held by any member of the ECH Group, neither Mr. Ansary nor Parman International has beneficial ownership of any shares of Common Stock held by any member of the ECH Group. Had the proceedings referenced above not been instituted, Mr. Ansary would be, and Parman International and Ennia Caribe Holding N.V. may be, deemed to be the beneficial owners of such 1,047,091 shares of Common Stock.

Item 5

Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than 5 Percent on Behalf of Another Person: See Item 4.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.
Item 8	Identification and Classification of Members of the Group: Not applicable.
Item 9	Notice of Dissolution of Group: Not applicable.
Item 10

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019	Hushang Ansary

	By	/s/ Hushang Ansary
	Name:	Hushang Ansary

Dated: February 14, 2019	Parman Capital Group LLC

	By:	/s/ Hushang Ansary
	Name:	Hushang Ansary
	Title:	Chairman

Dated: February 14, 2019	Parman Enterprises LLC

	By:	/s/ Hushang Ansary
	Name:	Hushang Ansary
	Title:	Chairman